

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 1, 2017

Mary Foster
Chief Executive Officer
EDGAR Express, Inc.
11650 South State St., Ste. 240
Draper, UT 84020

> **Re:** **EDGAR Express, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 5, 2017**
> **File No. 333-220851**

Dear Ms. Foster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1. We note that investors can find out more information about the company on your website. However, your website does not appear to be active. We presume you plan on having a working web page in the future. Please revise.

Risk Factors

"The bulk of our revenues are concentrated among a small number of customers.", page 4

2. We note that approximately 55% of revenue for the six months ended June 30, 2017 came from related parties. Please expand this risk factor to include the risks associated with having such a significant portion of your revenue from affiliated entities.

Liquidity and Capital Resources, page 19

3.   We note that you do not believe that your current capital resources are sufficient to fund operating activity for the next 12 months and that you will need approximately $25,000 in capital to continue as a going concern. Please clarify how long you will be able to operate and maintain your periodic reporting obligations if you do not raise additional capital.

Business, page 21

4.   We note that your Amended and Restated Article of Incorporation were signed by Mary Foster as Chief Executive Officer of Acadia Technologies, Inc. on September 14, 2016. If Acadia Technologies, Inc. is a predecessor of Edgar Express, please describe this in the business section or advise. Refer to Item 101(h)(1)-(3) of Regulation S-K.

5.   If applicable, please discuss your dependence on one or a few major customers. In that regard, Note 6 to your financial statements indicates that Customer B and Customer C accounted for approximately 27% and 51% of revenue, respectively for the six months ended June 30, 2017. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Administrative Support Services, page 23

6.   We note that you are in the development stage for several support service offerings including: remote receptionist, virtual office assistants, and executive office suites. Please clarify which services are in development and which are already offered.

Certain Relationships and Related Transactions, page 29

7.   We note that Subsection f of Note 1 to the Financial Statements on page 40 states: "A significant number of the Company's customers are affiliated entities…." Please revise this section to provide a description of any related party transactions to include: the names of the related persons involved, the related person´s interest in the transaction, and the approximate dollar value of the amount involved in the transaction. Refer to Item 404(d) of Regulation S-K.

8.   Please clarify whether Ms. Foster owes fiduciary duties to any companies or entities other than Edgar Express, Inc., and, if so, please disclose how such duties may impact your business and operations and whether they are affiliated entities. In this regard, we note that Ms. Foster appears to be employed by Acadia Group, Inc. and Acadia Disability.

Signatures, page 53

9.   Please revise your signature page to include the signature of your principal financial officer, principal accounting officer, and the date. To the extent that someone is signing

in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form S-1.

Exhibits

10.   We note that you issued 8% demand promissory notes totaling $313,371 to Kenneth I. Denos on January 1, 2017.   Please file a form of the promissory note as an Exhibit. See Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

11.   We note that the legal opinion filed on October 5, 2017 as exhibit 5.1 does not indicate the number of shares being opined on, and is based on the General Corporation Law of the State of Wyoming rather than the General Corporation Law of Utah. Please advise. Refer to CF Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: John D. Thomas, Esq.